# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AB INTERNATIONAL GROUP CORP., CIK 0001605331
CUSIP: 00083U202
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 144 Main Street, Suite 1009, Mt. Kisco, New York (NY), 10549
Date of event which requires filing of this statement: 02/21/2025
Filed by CIK 0002059511
Persons authorized to receive notices and communications: Heidi Liu, Financial Manager, Suite 604 Po Lung Centre, 11 Wang Chiu Rd, Kowloon, Hong Kong (K3), 999077, 86 1312 9377 848

## Reporting persons
- ANYONE PICTURES Ltd (CIK 0002059511): type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 2,000,000,000; sole dispositive power 0; shared dispositive power 2,000,000,000; aggregate amount beneficially owned 2,000,000,000 (46.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.001 per share
Name of issuer: AB INTERNATIONAL GROUP CORP.
Address of issuer's principal executive offices: 144 Main Street, Suite 1009, Mt. Kisco, New York (NY), 10549

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Anyone Pictures Ltd.("Reprogrammed") and Heidi Liu (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.
Residence or business address: The business address of each Reporting Person is Suite 604 Po Lung Centre, 11 Wang Chiu Rd, Kowloon, K3 999077.
Present principal occupation or employment: Anyone Pictures is a private movie production investment company. The occupation of Ms. Liu is as Financial Manager at Anyone Pictures Ltd., a firm with a principal business address at Suite 604 Po Lung Centre, 11 Wang Chiu Rd, Kowloon, K3 999077.
Criminal convictions in the last five years: No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 21, 2025, AB International Group Corp. (the "Issuer") entered into a securities purchase agreement (the "Securities Purchase Agreement") with Anyone Pictures Ltd. pursuant to which the Issuer agreed to issue and sell to Anyone Pictures Ltd. an aggregate of 2,000,000,000 shares (the "Shares") of Common Stock at a price of $0.00015 per Share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Shares reported herein for investment purposes and not with intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations. In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Neither Ms. Liu nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and board of directors, other investment opportunities available to the Issuer, the price levels of the Issuer's securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row is based upon the sum of (i) 2,281,266,321 shares of Common Stock outstanding as of January 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on January 14, 2025, and (ii) 2,000,000,000 shares of Common Stock issued in the February 21, 2025 Private Placement.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 25, 2025).

## Signatures
- ANYONE PICTURES Ltd: /s/ Heidi Liu, Heidi Liu, Financial Manager (03/17/2025)